

June 18, 2018

Nick Glover
Chief Executive Officer
Sierra Oncology, Inc.
2150 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8

     Re: Sierra Oncology, Inc.
           Registration Statement on Form S-3
           Filed on June 15, 2018
           File No. 333-225650

Dear Mr. Glover:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

                                 Division of Corporation Finance
                                 Office of Healthcare & Insurance

cc: Amanda Rose